CUSIP NO. 20363B104


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                         Community Care of America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0025 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    20363B104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Christopher Hilbert, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6830
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 1, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20363B104


                                  SCHEDULE 13D


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Desai Capital Management Incorporated
                  13-3229933

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) | |
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      AE

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
                               0
  NUMBER OF
     SHARES                -----------------------------------------------------
  BENEFICIALLY             8   SHARED VOTING POWER
    OWNED BY                    1,331,814 Shares
       EACH                -----------------------------------------------------
    REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON                     0
      WITH                 -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                1,331,814 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                1,331,814 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                17.53%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                                IA, CO

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 20363B104


                                  SCHEDULE 13D


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Equity-Linked Investors, L.P.
                  13-3240235

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) | |
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
                               0
  NUMBER OF
     SHARES                -----------------------------------------------------
  BENEFICIALLY             8   SHARED VOTING POWER
    OWNED BY                    665,907 Shares
       EACH                -----------------------------------------------------
    REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON                     0
      WITH                 -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                 665,907 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 665,907 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                8.76%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                                IV, PN

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 20363B104


                                  SCHEDULE 13D


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Equity-Linked Investors-II, L.P.
                  13-3427026

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) | |
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   | |

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
------------ -------------------------------------------------------------------
                           7   SOLE VOTING POWER
                               0
  NUMBER OF
     SHARES                -----------------------------------------------------
  BENEFICIALLY             8   SHARED VOTING POWER
    OWNED BY                    665,907 Shares
       EACH                -----------------------------------------------------
    REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON                    0
      WITH                 -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               665,907 Shares
                           -----------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               665,907 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | |

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               8.76%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                               IV, PN

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

         Damon H. Ball, Attorney-in-fact for Equity-Linked Investors, L.P. ("ELI-I"), Equity- Linked Investors II, L.P. ("ELI-II"), Rohit M. Desai Associates ("RMDA-I"), Rohit M. Desai Associates-II ("RMDA-II") and Rohit M. Desai, President of Desai Capital Management Incorporated ("DCMI"), hereby amends the Schedule 13D, dated August 21, 1995, filed in connection with the acquisition of Common Stock, par value $.0025 per share (the "Common Stock"), of Community Care of America, Inc. (the "Company") as follows:


Item 4.  Purpose of Transaction.

         Each of ELI-I and ELI-II have acquired securities of the Company in the ordinary course of their respective businesses solely for investment purposes.

         Neither ELI-I, ELI-II, RMDA-I, RMDA-II, DCMI, the Rohit M. Desai Family Trust, Joseph F. McDonald, nor any Reporting Person has any plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the issuer or the disposition of securities of the Company, except that ELI-I and/or ELI-II may from time to time and in furtherance of their respective investment programs, acquire (for investment) or dispose of the Common Stock or any other securities of the issuer; and on August 1, 1997 ELI-I and ELI-II entered into a Voting and Tender Agreement (the "Voting and Tender Agreement") with Integrated Health Services, Inc. ("Parent") and IHS Acquisition XXVI, Inc. ("Merger Subsidiary"). The Voting and Tender Agreement provides that ELI-I and ELI-II shall (i) tender all of the shares owned of record or beneficially by ELI-I and ELI-II (the "Shares") for sale to the Merger Subsidiary according to the terms of the Offer (as such term is defined in the Agreement and Plan of Merger, dated August 1, 1997, among the Company, the Parent and the Merger Subsidiary(the "Merger Agreement")); (ii) refrain from otherwise disposing of the Shares; and
(iii) during the term of the Voting and Tender Agreement, vote the Shares in favor of the proposed merger between the Company and the Merger Subsidiary and against any proposed recapitalization, merger, sale of assets or other business combination contrary to the terms of the Merger Agreement.

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

            (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the issuer;

         (f) any other material change in the issuer's business or corporate structure;

         (g) any change in the issuer's charter or by-laws;

         (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any action similar to those enumerated above.

         Each of the above matters may be affected if the Merger Agreement is consummated.

Item 6.     Contracts, Arrangements, Understandings or
            ------------------------------------------
            Relationships with Respect to Securities of
            -------------------------------------------
            the Issuer.
            -----------

         Neither ELI-I, ELI-II, RMDA-I, RMDA-II, DCMI, the Rohit M. Desai Family Trust, Joseph F. McDonald, nor any Reporting Person is party to any other contract, arrangement, understanding or relationship specifically relating to any securities of the Company other than (i) the Purchase Agreements, (ii) the Stockholders' Agreement and (iii) the Voting and Tender Agreement described in
Item 4 above.

         ELI-I and ELI-II have each contracted with DCMI for DCMI to provide investment advisory and other services to each of ELI-I and ELI-II. Pursuant to their respective investment and advisory contracts, DCMI may exercise investment power and voting power with respect to the investment portfolios of ELI-I and ELI-II. For its services under these investment and advisory agreements DCMI receives a management fee from each of ELI-I and ELI-II generally based on the value of their respective portfolios.

Item 7   Material to be Filed as Exhibits.

         1. Joint Filing Agreement regarding the filing of this Statement, filed with the Securities and Exchange Commission as Exhibit 1 to the Company's
Schedule 13D filed by the Company on August 10, 1995, is incorporated herein by reference.

         2. Power of Attorney authorizing Kathy T. Abramson, filed with the Securities and Exchange Commission as an exhibit to the Company's Schedule 13D filed by the Company on August 10, 1995, is incorporated herein by reference.

         3. Investment and Advisory Agreement between ELI-I and DCMI, as amended, filed with the Securities and Exchange Commission as an exhibit to the Company's Schedule 13D filed by the Company on August 10, 1995, is incorporated herein by reference.

         4. Investment and Advisory Agreement between ELI-II and DCMI, filed with the Securities and Exchange Commission as an exhibit to the Company's
Schedule 13D filed by the Company on August 10, 1995, is incorporated herein by reference.

         5. Share and Warrant Purchase Agreement, dated December 30, 1993 among the Company and each of ELI-I and ELI-II, as amended, filed with the Securities and Exchange Commission as Exhibit 10.02(a) to the Company's Registration Statement on Form S-1 filed by the Company on May 24, 1995, is incorporated herein by reference.

         6. Stockholders' Agreement, dated December 30, 1993, among Robert N. Elkins, Robert N. Elkins, as voting trustee, ELI-I, ELI-II and the Company, as amended, filed with the Securities and Exchange Commission as Exhibit 10.01 to the Company's Registration Statement on Form S-1 filed by the Company on May 24, 1995, is incorporated herein by reference.

         7. Power of Attorney authorizing Damon H. Ball.

         8. Voting and Tender Agreement, dated August 1, 1997, among ELI-I, ELI-II, the Parent and the Merger Subsidiary.

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Statement, is true, complete and correct.

Date:       August 6, 1997                      EQUITY-LINKED INVESTORS, L.P.
                                                 By Rohit M. Desai Associates
                                                      General Partner

                                                 By /s/ Damon H. Ball
                                                    -----------------
                                                     Damon H. Ball
                                                     Attorney-in-fact for
                                                     Rohit M. Desai
                                                     Managing General Partner


                                                 EQUITY-LINKED INVESTORS-II
                                                 By Rohit M. Desai Associates-II
                                                       General Partner


                                                 By /s/ Damon H. Ball
                                                    -----------------
                                                     Damon H. Ball
                                                     Attorney-in-fact for
                                                     Rohit M. Desai
                                                     Managing General Partner


                                                 ROHIT M. DESAI ASSOCIATES


                                                 By /s/ Damon H. Ball
                                                    -----------------
                                                     Damon H. Ball
                                                     Attorney-in-fact for
                                                     Rohit M. Desai
                                                     Managing General Partner



                                                 ROHIT M. DESAI ASSOCIATES-II


                                                 By /s/ Damon H. Ball
                                                    -----------------
                                                     Damon H. Ball
                                                     Attorney-in-fact for
                                                     Rohit M. Desai
                                                     Managing General Partner


                                                 DESAI CAPITAL MANAGEMENT
                                                           INCORPORATED


                                                 By /s/ Damon H. Ball
                                                    -----------------
                                                     Damon H. Ball
                                                     Attorney-in-fact for
                                                     Rohit M. Desai, President


                                                By /s/ Damon H. Ball
                                                   -----------------
                                                     Damon H. Ball
                                                     Attorney-in-fact for
                                                     Rohit M. Desai

                                EXHIBIT INDEX
                                -------------


         1. Joint Filing Agreement regarding the filing of this Statement, filed with the Securities and Exchange Commission as Exhibit 1 to the Company's
Schedule 13D filed by the Company on August 10, 1995, is incorporated herein by reference.

         2. Power of Attorney authorizing Kathy T. Abramson, filed with the Securities and Exchange Commission as an exhibit to the Company's Schedule 13D filed by the Company on August 10, 1995, is incorporated herein by reference.

         3. Investment and Advisory Agreement between ELI-I and DCMI, as amended, filed with the Securities and Exchange Commission as an exhibit to the Company's Schedule 13D filed by the Company on August 10, 1995, is incorporated herein by reference.

         4. Investment and Advisory Agreement between ELI-II and DCMI, filed with the Securities and Exchange Commission as an exhibit to the Company's
Schedule 13D filed by the Company on August 10, 1995, is incorporated herein by reference.

         5. Share and Warrant Purchase Agreement, dated December 30, 1993 among the Company and each of ELI-I and ELI-II, as amended, filed with the Securities and Exchange Commission as Exhibit 10.02(a) to the Company's Registration Statement on Form S-1 filed by the Company on May 24, 1995, is incorporated herein by reference.

         6. Stockholders' Agreement, dated December 30, 1993, among Robert N. Elkins, Robert N. Elkins, as voting trustee, ELI-I, ELI-II and the Company, as amended, filed with the Securities and Exchange Commission as Exhibit 10.01 to the Company's Registration Statement on Form S-1 filed by the Company on May 24, 1995, is incorporated herein by reference.

         7. Power of Attorney authorizing Damon H. Ball.

         8. Voting and Tender Agreement, dated August 1, 1997, among ELI-I, ELI-II, the Parent and the Merger Subsidiary.